Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 30th 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report - New Board

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and on the General Rule No. 30, duly authorized, I inform you as a material fact that in the Ordinary Shareholders' Meeting of LATAM Airlines Group S.A. held today, the shareholders of LATAM elected the new Board of Directors of the company, which will last for two years. The following persons were elected as board members:

1.	Enrique Cueto Plaza;
2.	Nicolas Eblen Hirmas;
3.	Ignacio Cueto Plaza;
4.	Henri Philippe Reichstul;
5.	Giles Edward Agutter;
6.	Sonia J.S. Villalobos;
7.	Enrique Ostale Cambiaso;
8.	Eduardo Novoa Castellon (independent); and
9.	Patrick Horn Garcia (independent).

            Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.